DC



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



04008813

February 10, 2004

Sandra Leung
Vice President and Secretary
Bristol-Myers Squibb Company
345 Park Avenue
New York, NY 10154-0037

Act:	1934
Section:	
Rule:	14A-8
Public Availability:	2/10/2004

Re: Bristol-Myers Squibb Company
Incoming letter dated December 29, 2003

Dear Ms. Leung:

This is in response to your letter dated December 29, 2003 concerning the shareholder proposal submitted to Bristol-Myers by the Advisors' Inner Circle Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Advisors' Inner Circle Fund
United Association S&P 500 Fund
One Freedom Plaza
Oaks, PA 19456

14272

 Bristol-Myers Squibb Company
345 Park Avenue New York, NY 10154-0037 212 546-4260 Fax 212 605-9622
E-mail: sandra.leung@bms.com

Sandra Leung
Vice President & Secretary

December 29, 2003

VIA FEDERAL EXPRESS

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareholder Proposal - Advisors' Inner Circle Fund*
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

We respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur that it will not recommend any enforcement action to the Securities and Exchange Commission (the "SEC") if Bristol-Myers Squibb Company (the "Company") omits from its proxy statement and form of proxy for its 2004 Annual Meeting of Shareholders (collectively, the "2004 Proxy Materials") a stockholder proposal and statements in support thereof regarding separating the positions of chairman and chief executive officer.

The Company received a shareholder proposal and statement in support thereof (the "Initial Proposal") from the Flaherty-Kulli Trust (the "Initial Proponent") on December 8, 2003. On, December 15, 2003, the Company received a shareholder proposal and statements in support thereof (the "Duplicate Proposal" and collectively, with the Initial Proposal, the "Proposals") from the Advisors' Inner Circle Fund (the "Duplicate Proponent" and collectively with the Initial Proponent, the "Proponents"). The Initial Proposal is attached hereto as Exhibit A. The Duplicate Proposal is attached hereto as Exhibit B.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being mailed on this date to the Duplicate Proponent, informing them of the Company's intention to omit the Duplicate Proposal from the 2004 Proxy Materials. The Company presently intends to file its definitive 2004 Proxy Materials on or after March 22, 2004. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2004 Proxy Materials with the Securities and Exchange Commission (the "Commission").

It is our opinion that the Duplicate Proposal is excludible under Rule 14a-8(i)(11) because it is substantially duplicative of the Initial Proposal.

I. Rule 14a-8(i)(11).

Rule 14a-8(i)(11) permits the registrant to exclude a proposal that is "substantially duplicative of a proposal previously submitted to the registrant by another proponent, which proposal will be included in the registrant's proxy material for the meeting." The SEC adopting release states that "[t]he purpose of the provision is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." SEC Exchange Act Release No. 24-12999 (1976).

It is implicit in Rule 14a-8(i)(11) that, in the case of substantially duplicative proposals, the proposal submitted first in time should be the one included in the proxy materials, and the Staff has consistently found that the proposal first submitted is the one to be included. See, e.g., Great Lakes Chemical Corporation, (March 2, 1998); and Pacific Gas and Electric Company (January 6, 1994). As indicated above, the Company received a copy of the Duplicate Proposal on December 15, 2003, well after receipt of the Initial Proposal on December 8, 2003. We intend to include the Initial Proposal in our 2004 Proxy Materials.

In our opinion, the Duplicate Proposal is substantially duplicative of the Initial Proposal. To assist you in evaluating that conclusion, we include relevant portions of the proposals below, each of which is enclosed herewith in its entirety:

The Initial Proposal:

"Resolved: The shareholders of Bristol-Myers Squibb ("BMS") urge the Board of directors (the "Board") to amend the bylaws to required that an independent director who has not serves as chief executive officer of the Company shall serve as chairman of the Board."

The Duplicate Proposal:

"RESOLVED, that the shareholders of Bristol-Myers Squibb Company ("Company") urge the Board of Directors to take the necessary steps to amend the by-laws to require that, subject to any presently existing contractual obligations of the Company, the Chairman of the Board of Directors shall not concurrently serve as the Chief Executive Officer."

The Company received the Initial Proposal on December 8, 2003, and it received the Duplicate Proposal on December 15, 2003. As the Company received the Duplicate Proposal after it received the Initial Proposal, the Company seeks to exclude the Duplicate Proposal under Rule 14a-8(i)(11).

Proposals need not be identical to be excludable under Rule 14a-8(i)(11). The Staff has consistently taken the position that proposals that have the same "principal thrust" or "principal focus" may be "substantially duplicative" even where such proposals differ as to terms and scope. See, e.g., Pacific Gas & Electric Company (February 1, 1993) (applying the "principal thrust" and "principal focus" tests); Siebel Systems, Inc. (April 15, 2003) (proposals relating to performance-based compensation); Sprint Corporation (February 1, 2000) (proposals relating to stockholder approval of "golden parachutes"); Excel Industries, Inc. (January 26, 1999) (proposals relating to the sale of the company); and Philip Morris Companies, Inc. (January 18, 1995) (proposals relating to separation of tobacco portion of business from non-tobacco portion).

Upon comparison, the Duplicate Proposal and the Initial Proposal address the same core issues and principles in that the purpose of both proposals is to amend the by-laws to separate the chairman and chief executive officer positions. The Staff consistently has taken the position in various letters that shareholder proposals, even proposals that are less similar to one another than the Initial Proposal and the Duplicate Proposal, are substantially duplicative under Rule 14a-8(i)(11) if the core issues and principles addressed are substantially the same even if they differ in terms or breadth. *See e.g., BellSouth Corporation* (avail. Jan. 14, 1999) (proposal recommending the abolition of the company's incentive award program and its replacement with an incentive award tied to the stock price of the company substantially duplicated a prior proposal demanding the abolition of the company's incentive award program and its replacement with an incentive award program tied to revenue or dividend growth); *UAL Corporation* (avail. Mar. 11, 1994) (proposal recommending a policy of secret ballot voting substantially duplicated a proposal recommending a policy of confidential voting that would be suspended in the case of a proxy contest where non-management groups have access to voting results). *See also Verizon Communications Inc.* (avail. Jan. 31, 2001); *Freeport-McMoRan Copper & Gold Inc.* (avail. Feb. 22, 1999); *Excel Indus., Inc.* (avail. Jan. 26, 1999); *Pinnacle West Capital Corporation* (avail. Mar. 16, 1993). The purpose of both Proposals is to have the Company amend the by-laws to separate the chairman and chief executive officer positions. Therefore, the Proposals address the same core issues and principles.

Furthermore, inclusion of substantially duplicate proposals in the 2004 Proxy Materials would be problematic. It would be confusing to the Company's shareholders to vote on two substantially similar proposals. In addition, if one of the Proposals was approved by shareholders and the other Proposal was rejected by shareholders, the Company would not be able to act based on inconsistent results.

In our opinion, Rule 14a-8(i)(11) permits us to omit the Duplicate Proposal because the "principal thrust" or "principal focus" of the Duplicate Proposal and the Initial Proposal is the same—both proposals focus on the same core criticism of having the same person serve as both chairman and chief executive officer. Therefore, because the Company intends to include the Initial Proposal, which was received first in time, in its 2004 Proxy Materials, the Duplicate Proposal should be excluded pursuant to Rule 14a-8(i)(11).

***

I would very much appreciate a response from the Staff on this no-action request as soon as practicable, and in all cases no later than January 29, 2004, so that the Company can meet its timetable in preparing its proxy materials. If you have any questions or require additional information concerning this matter, please call me at (212) 546-4260. Should you disagree with the conclusions set forth in this letter, I respectfully request the opportunity to confer with you prior to the determination of the Staff's final position.

Thank you.

Sincerely,



Sandra Leung
Vice President & Secretary

Enclosures

Copy to: Mr. Sean O'Ryan
United Association of Journeymen and Apprentices of the
Plumbing and Pipe Fitting Industry

Mr. Craig Rosenberg
Proxy Vote Plus

EXHIBIT A

(A)

Resolved: The shareholders of Bristol-Myers Squibb ("BMS") urge the Board of Directors (the "Board") to amend the bylaws to require that an independent director who has not served as chief executive officer of the Company shall serve as chairman of the Board.

Supporting Statement

As shareholders, we believe that the Board's performance is best judged by BMS's performance and that neither the company nor the Board has served shareholders' interest satisfactorily. In short, we agree with the view expressed in the BMS Annual Report for 2002 that "our overall results and performance were unacceptable."

Company performance has been disappointing. Specifically:

- R&D and in-licensing have failed to generate enough new medicines to replace products going off patent and keep sales growing at a healthy rate. BMS spent over $18 billion on R&D since 1990 without creating any outstanding commercial product (such as a Prozac, Lipitor or Zocor).

- Despite the BMS Pledge, BMS's practices have 1) attracted legal challenges, including actions by state authorities alleging abuses designed to preserve patent protection, investigations by the Justice Department and the SEC, and private lawsuits; 2) cost $670 million in settlement payments so far; and 3) required restatement to correct financial reporting of results of operations for five years.

- Financial results have deteriorated from the company's history of excellent growth. Sales growth has slowed to a single-digit rate annually, and even that may be in danger. According to financial analysts, earnings per share for 2003 are expected to be about the same as the restated $1.69 reported for 1999, with single digit growth, or worse, ahead. BMS's Standard & Poors bond ratings have been cut by four increments from AAA in 2002 to AA-.

The Board itself faces challenges in the near future. Three of the nine independent directors are approaching mandatory retirement age, including two of the four-member Executive Committee. It will be no small task to recruit replacement directors who bring strength in areas where we believe that the company's performance has been weakest, notably R&D. An independent chairman with the right strengths can help the Committee on Directors and Corporate Governance to repopulate the Board effectively. Also, as James E. Heard, CEO, Institutional Shareholder Services, has noted, separating the chairman and CEO roles has the advantage of enabling the CEO to focus fully on running the company.

The case for keeping BMS's governance arrangements as they are rests on the premise that these arrangements have worked well. We believe that the facts are otherwise, and that BMS's governance has fallen short of the standard shareholders deserve and enjoyed for many years.

At last year's annual meeting, 40% of the shares voted were cast in favor of this proposal. We continue to believe that this step is needed.

Please vote FOR this proposal.

Separate Chairman/CEO

RESOLVED, that the shareholders of Bristol-Myers Squibb Company ("Company") urge the Board of Directors to take the necessary steps to amend the by-laws to require that, subject to any presently existing contractual obligations of the Company, the Chairman of the Board of Directors shall not concurrently serve as the Chief Executive Officer.

SUPPORTING STATEMENT

The Board of Directors is elected by shareholders to oversee management and its Chairman provides leadership for the Board. The Business Roundtable has noted that "the paramount duty of the board of directors is to select a Chief Executive Officer and to oversee the CEO and other senior management . . . ." The Business Roundtable, Principles of Corporate Governance, May 2002.

We believe that to be effective a board of directors must be led by a Chairman who is independent of management, for, in our opinion, having the same individual serve as both Chairman and CEO necessarily impairs the Chairman's ability to hold the CEO accountable.

The Conference Board recently issued a report on corporate governance. The Commission's members included John Snow, U.S. Treasury Secretary and Former Chairman of CSX Corporation; John Bogle, the Founder and former Chairman of Vanguard Group; Arthur Levitt Jr., former SEC Chairman; and former Federal Reserve System Chairman Paul Volcker. Its report stated:

> The Commission is profoundly troubled by the corporate scandals of the recent past. The primary concern in many of these situations is that strong CEOs appear to have exerted a dominant influence over their boards, often stifling the efforts of directors to play the central oversight role needed to ensure a healthy system of corporate governance. . . .
>
> The ultimate responsibility for good corporate governance rests with the board of directors. Only a strong, diligent and independent board of directors that understands the key issues, provides wise counsel and asks management the tough questions is capable of ensuring that the interests of shareowners as well as other constituencies are being properly served. The Conference Board Commission on Public Trust and Private Enterprise, Findings and Recommendations, Jan. 9, 2003.

The Report discussed three principal approaches to provide the appropriate balance between board and CEO functions, including:

> The roles of Chairman and CEO would be performed by two separate individuals, and the Chairman would be one of the independent directors. The Commission recommends that each corporation give careful consideration, based on its particular circumstances, to separating the offices of the Chairman and Chief Executive Officer. The Commission believes that separating the positions of Chairman and CEO is fully consistent with the objectives of the [Sarbanes-Oxley] Act, the proposed New York Stock Exchange listing requirements, and the proposed NASDAQ requirements, and that separating the roles of Chairman and CEO enhances implementation of the Act and stock exchange reforms.

Our Company's Chairman is also its CEO. We urge your support for this proposal to require that the Chairman of the Board of Directors not also serve as the Chief Executive Officer.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 10, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bristol-Myers Squibb Company
Incoming letter dated December 29, 2003

The proposal urges the board to amend the bylaws to require that the Chairman of the Board not concurrently serve as the Chief Executive Officer.

There appears to be some basis for your view that Bristol-Myers may exclude the proposal under rule 14a-8(i)(11), as substantially duplicative of a previously submitted proposal that will be included in Bristol-Myers' 2004 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Bristol-Myers omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,



Keir D. Gumbs
Special Counsel